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                             September 28, 2023

       Yun Cheng
       Chief Executive Officer
       Lanvin Group Holdings Ltd
       3701-02, Tower S2, Bund Finance Center
       600 Zhongshan Rd East No.2
       Shanghai, 200010, China

                                                        Re: Lanvin Group
Holdings Ltd
                                                            Post-Effective
Amendment No. 2 to Form F-1
                                                            Filed September 15,
2023`
                                                            File No. 333-269150

       Dear Yun Cheng:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post Effective Amendment No. 2 to Form F-1

       General

   1. We note that your disclosure appearing on the cover page, Summary, and Risk Factor sections relating to
legal and operational risks associated with operating in China and PRC regulations has changed
significantly from the disclosure included in your registration statement on Form F-1,
File No. 333-269150 and your POSAM to that F-1 filed April 20,
                                                        2023. It is unclear to
us that there have been changes in the regulatory environment warranting disclosure
that mitigates the challenges you face and related disclosures. The
                                                        Sample Letters to
China-Based Companies sought specific disclosure relating to the risk that the PRC government
may intervene in or influence your operations at any time, or may exert control over
operations of your business, which could result in a material
 Yun Cheng
Lanvin Group Holdings Ltd
September 28, 2023
Page 2
         change in your operations and/or the value of the securities you are registering for sale.
         We remind you that, pursuant to federal securities rules, the term
control    (including the
         terms    controlling,       controlled by,    and    under common
control with   ) as defined in
         Securities Act Rule 405 means    the possession, direct or indirect,
of the power to direct or
         cause the direction of the management and policies of a person, whether through the
         ownership of voting securities, by contract, or otherwise.    The
Sample Letters also
         sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure referencing the PRC government's intent to strengthen its regulatory oversight conveys the same risk. Please revise.
2. We note your disclosure that the likelihood that the CSRC Trial Measures will apply to you is low. Please disclose, if true, that your headquarters and principal place of business is located in Shanghai.
3. We note your disclosure that "the likelihood that this offering will constitute an indirect overseas offering by a PRC domestic company under the Trial Measures is low." Please disclose, if true, that you have therefore not filed materials pursuant to the CSRC's Trial
         Measures. Please also disclose whether you obtained the opinion of counsel in making your determination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Bradley Ecker at 202-551-4985 with any questions.



FirstName LastNameYun Cheng                                     Sincerely,
Comapany NameLanvin Group Holdings Ltd
                                                                Division of
Corporation Finance
September 28, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName